Exhibit 10.1

June 9, 2023

Mr. Krishna Kumar A

Dear Krishna:

This letter confirms our offer to you for the position of President & Chief Operating Officer of Akumin Inc. (the “Company”) and its affiliates. Your annual base salary will be $650,000 per year, paid bi-weekly by Akumin Operating Corp. (a wholly-owned subsidiary of the Company). In this position, you will report directly to Riadh Zine, the Chairman & Chief Executive Officer. Your start date is effective Friday June 16, 2023.

You will also receive a one-time signing bonus of $300,000 payable in cash in two installments: $150,000 on the first payroll date following commencement of your employment and $150,000 on the first payroll date following the one-year anniversary of the commencement of your employment provided that the second instalment shall only be payable to you if you are actively employed by the Company on such one year anniversary date.

You will be eligible to participate in the cash Management Incentive Plan (MIP) of the Company. The incentive target bonus will be commensurate with other senior management level MIP targets payable as defined under the provisions of the plan and applicable terms and conditions. Incentive targets and criteria are subject to change in accordance with Company policy. Please note that your MIP for 2023 will have an incentive target bonus equal to 75% of your salary provided that your MIP payment for 2023 will be prorated from the date of your commencement of employment.

On July 15th, 2023, following commencement of your employment, you will receive 250,000 restricted share units of the Company with such restricted share units being governed in accordance with the terms of the Amended and Restated Restricted Share Unit Plan of the Company (the “RSU Plan”). In addition, provided that your employment relationship has not previously come to an end, following the completion of a Change of Control (as defined in the RSU Plan), if your employment is terminated for any reason (including a voluntary resignation by you) within 12 months following such Change of Control, you will receive a cash payment equal to 12 months of your then base salary plus an incentive target bonus pursuant to the MIP of the Company equal to 75% of your then base salary, in each case, prorated for 2023 if applicable.

In addition, in 2024 and beyond, you will be eligible to receive Long Term Incentive Plan (LTIP) grants which would be consistent with other senior management at your level. Annual grants are subject to the discretion of the Board.

You are also eligible for all company benefits, including a car allowance of $2,000 a month, subject to the terms and conditions of each program. You will be required to execute the Company’s standard Confidentiality & Non-Solicitation Agreement as a condition to commencement of employment.

Either you or the Company may end the employment relationship at any time, with or without cause or advance notice. The Company is an at-will employer; therefore, this letter and any policies of the Company do not constitute an employment contract.

If you agree with the terms in this letter, please accept this offer electronically by no later than 11.59pm (EST) on June 9, 2023. If you have any questions, please feel free to contact me at or ..

Krishna, I am very excited to invite you to join us here at Akumin. As you know, our team members are talented, highly motivated professionals. We are committed to being a patient-centric and a premier hospital partner organization.

I look forward to receiving your acceptance and welcoming you as a member of the Akumin Team!

Warmest regards,

/s/ Riadh Zine
Riadh Zine
Chairman and Chief Executive Officer
Akumin Inc.

ACKNOWLEDGEMENT: I accept the offer of the position of President & Chief Operating Officer.

/s/ Krishna Kumar A
Krishna Kumar A